UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38107
CUSIP NUMBER 82536T107

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	June 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SoundThinking, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

39300 Civic Center Dr., Suite 300
Address of Principal Executive Office (Street and Number)

Fremont, CA 94538
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SoundThinking, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Quarterly Report”). The Company was unable to file the Quarterly Report within the prescribed time period without unreasonable effort or expense primarily due to the delay in receipt and execution of management representation letters required by the Company’s independent registered public accounting firm, which led to the Quarterly Report being submitted to the Securities and Exchange Commission (the “SEC”) at 5:34 p.m., Eastern Time, shortly after the filing deadline of 5:30 p.m., Eastern Time, on August 14, 2024. The Quarterly Report has been filed within the prescribed time period pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company is filing this Form 12b-25 in accordance with Rule 12b-25(a) of the Exchange Act.

PART IV - OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification.

Ralph A. Clark	510	794-3100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Quarterly Report has been filed prior to this Form 12b-25 report, please see the Quarterly Report for more detailed information.

SoundThinking, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2024	By:	/s/ Ralph A. Clark
	Name:	Ralph A. Clark
	Title:	President and Chief Executive Officer